SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

GENTEK INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

37245X203

(CUSIP Number)

November 15, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245X203	13G	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ACP Acquisition, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER* 744,210 shares of Common Stock Refer to Item 4 below.
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER* 744,210 shares of Common Stock Refer to Item 4 below.
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 744,210 shares of Common Stock Refer to Item 4 below.

CUSIP No. 37245X203	13G	Page 3 of 16 Pages

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 6.84% ** Refer to Item 4 below.
12.	TYPE OF REPORTING PERSON OO – Limited Liability Company

**All percentage ownership reported on this Schedule 13G is based on (i) 10,138,676 shares of Common Stock being issued and outstanding, as reported by the Issuer (as defined below) in its Form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 plus (ii) 744,210 shares of Common Stock issuable upon exercise of all the Tranche B Warrants and Tranche C Warrants held by ACP Acquisition, LLC. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245X203	13G	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abrams Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER* 967,584 shares of Common Stock Refer to Item 4 below.
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER* 967,584 shares of Common Stock Refer to Item 4 below.
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 967,584 shares of Common Stock Refer to Item 4 below.

CUSIP No. 37245X203	13G	Page 5 of 16 Pages

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 8.89%** Refer to Item 4 below.
12.	TYPE OF REPORTING PERSON OO – Limited Liability Company

**All percentage ownership reported on this Schedule 13G is based on (i) 10,138,676 shares of Common Stock being issued and outstanding, as reported by the Issuer (as defined below) in its Form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 plus (ii) 744,210 shares of Common Stock issuable upon exercise of all the Tranche B Warrants and Tranche C Warrants held by ACP Acquisition, LLC. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245X203	13G	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Great Hollow Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER* 759,510 shares of Common Stock Refer to Item 4 below.
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER* 759,510 shares of Common Stock Refer to Item 4 below.
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 759,510 shares of Common Stock Refer to Item 4 below.

CUSIP No. 37245X203	13G	Page 7 of 16 Pages

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 6.98% ** Refer to Item 4 below.
12.	TYPE OF REPORTING PERSON OO – Limited Liability Company

**All percentage ownership reported on this Schedule 13G is based on (i) 10,138,676 shares of Common Stock being issued and outstanding, as reported by the Issuer (as defined below) in its Form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 plus (ii) 744,210 shares of Common Stock issuable upon exercise of all the Tranche B Warrants and Tranche C Warrants held by ACP Acquisition, LLC. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245X203	13G	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Abrams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER* 982,884 shares of Common Stock Refer to Item 4 below.
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 982,884 shares of Common Stock Refer to Item 4 below.
8. SHARED DISPOSITIVE POWER* 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 982,884 shares of Common Stock Refer to Item 4 below.

CUSIP No. 37245X203	13G	Page 9 of 16 Pages

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 9.03%** Refer to Item 4 below.
12.	TYPE OF REPORTING PERSON IN – Individual

**All percentage ownership reported on this Schedule 13G is based on (i) 10,138,676 shares of Common Stock being issued and outstanding, as reported by the Issuer (as defined below) in its Form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 plus (ii) 744,210 shares of Common Stock issuable upon exercise of all the Tranche B Warrants and Tranche C Warrants held by ACP Acquisition, LLC. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245X203	13G	Page 10 of 16 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is GenTek Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 90 East Halsey Road, Parsippany, NJ 07054.

Item 2(a).	Name of Person Filing:

(i) ACP Acquisition, LLC, a Delaware limited liability company.

(ii) Abrams Capital, LLC, a Delaware limited liability company and a managing member of ACP Acquisition, LLC.

(iii) Great Hollow Partners, LLC, a Delaware limited liability company and a managing member of ACP Acquisition, LLC.

(iv) David Abrams, a United States citizen and the managing member of Abrams Capital, LLC and Great Hollow Partners, LLC.

ACP Acquisition, LLC, Abrams Capital, LLC, Great Hollow Partners, LLC and David Abrams are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address of: c/o Abrams Capital, LLC 222 Berkeley Street, 22nd Floor Boston, Massachusetts 02116

Item 2(c).	Citizenship:

ACP Acquisition, LLC – Delaware Abrams Capital, LLC – Delaware Great Hollow Partners, LLC – Delaware David Abrams – United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

37245X203

Item 3.	Not applicable.

CUSIP No. 37245X203	13G	Page 11 of 16 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

For ACP Acquisition, LLC (1):

	(a)	Amount beneficially owned: 744,210 shares of Common Stock

	(b)	Percent of class: 6.84%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 744,210 shares of Common Stock

(ii) Shared power to vote or to direct the vote: —0—

(iii) Sole power to dispose or to direct the disposition of: 744,210 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of: —0—

For Abrams Capital, LLC (2):

	(a)	Amount beneficially owned: 967,584 shares of Common Stock

	(b)	Percent of class: 8.89%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 967,584 shares of Common Stock

(ii) Shared power to vote or to direct the vote: —0—

(iii) Sole power to dispose or to direct the disposition of: 967,584 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of: —0—

For Great Hollow Partners, LLC (3):

	(a)	Amount beneficially owned: 759,510 shares of Common Stock

	(b)	Percent of class: 6.98%

	(c)	Number of shares as to which such person has:

CUSIP No. 37245X203	13G	Page 12 of 16 Pages

	(i)	Sole power to vote or to direct the vote: 759,510 shares of Common Stock

	(ii)	Shared power to vote or to direct the vote: —0—

	(iii)	Sole power to dispose or to direct the disposition of: 759,510 shares of Common Stock

	(iv)	Shared power to dispose or to direct the disposition of: —0—

For David Abrams (4):

(a)	Amount beneficially owned: 982,884 shares of Common Stock

(b)	Percent of class: 9.03%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 982,884 shares of Common Stock

	(ii)	Shared power to vote or to direct the vote: —0—

	(iii)	Sole power to dispose or to direct the disposition of: 982,884 shares of Common Stock

	(iv)	Shared power to dispose or to direct the disposition of: —0—

(1)	Shares of Common Stock reported herein for ACP Acquisition, LLC represent shares of Common Stock issuable upon the exercise of 155,620 Tranche B Warrants and 74,964 Tranche C Warrants held by ACP Acquisition, LLC.
(2)	Shares of Common Stock reported herein for Abrams Capital, LLC represent (i) shares of Common Stock issuable upon the exercise of 155,620 Tranche B Warrants and 74,964 Tranche C Warrants held by ACP Acquisition, LLC of which Abrams Capital, LLC is one of the managing members and (ii) 223,374 shares of Common Stock held by private investment partnerships of which Abrams Capital, LLC is the general partner.
(3)	Shares of Common Stock reported herein for Great Hollow Partners, LLC represent (i) shares of Common Stock issuable upon the exercise of 155,620 Tranche B Warrants and 74,964 Tranche C Warrants held by ACP Acquisition, LLC of which Great Hollow Partners, LLC is one of the managing members and (ii) 15,300 shares of Common Stock held by a private investment partnership of which Great Hollow Partners, LLC is the general partner.
(4)	Shares reported herein for David Abrams represent (i) shares of Common Stock issuable upon the exercise of 155,620 Tranche B Warrants and 74,964 Tranche C Warrants held by ACP Acquisition, LLC of which Abrams Capital, LLC and Great Hollow Partners, LLC are the managing members and (ii) 238,674 shares of Common Stock held by private investment partnerships of which either Abrams Capital, LLC or Great Hollow Partners, LLC is the general partner. David Abrams is the managing member of Abrams Capital, LLC and Great Hollow Partners, LLC.

CUSIP No. 37245X203	13G	Page 13 of 16 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37245X203	13G	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2005

ACP ACQUISITION, LLC

By: Abrams Capital, LLC, a Managing Member

By:	/s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
David Abrams, Managing Member

GREAT HOLLOW PARTNERS, LLC

By:	/s/ David Abrams
David Abrams, Managing Member

By:	/s/ David Abrams
David Abrams, individually

CUSIP No. 37245X203	13G	Page 15 of 16 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 37245X203	13G	Page 16 of 16 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This Joint Filing Agreement, dated as of November 23, 2005, is by and among ACP Acquisition, LLC, Abrams Capital, LLC, Great Hollow Partners, LLC and David Abrams (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to the Common Stock of GenTek Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any one of the Filers upon one week’s prior notice (or such lesser period of notice as the Filers may mutually agree) to the other party.

Executed and delivers as of the date first written above.

ACP ACQUISITION, LLC

By: Abrams Capital, LLC, a Managing Member

By:	/s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
David Abrams, Managing Member

GREAT HOLLOW PARTNERS, LLC

By:	/s/ David Abrams
David Abrams, Managing Member

By:	/s/ David Abrams
David Abrams, individually